Exhibit 1

                                         N E W S   R E L E A S E

TALISMAN ENERGY ACQUIRES ENTRY POSITION IN NORWAY

CALGARY, Alberta, May 19, 2003 – Talisman Energy Inc. announces that Talisman Energy Norge AS has entered into an agreement with BP Norge AS, to acquire its operated interest in the Norwegian Gyda field, associated facilities, adjacent acreage, and tax pools at a price of $123 million effective from January 1, 2003. Talisman has also secured a transportation agreement for the oil export pipeline. The transaction is subject to Norwegian Government approval.

The assets to be acquired include:

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A 61% working interest in License PL 019B comprising Blocks 2/1 and 7/12 and containing the Gyda Field and platform facilities. DONG Norge AS (34%) and Norske AEDC (5%) hold the remaining interests,

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61% of the Gyda gas export pipeline (43 km, 12 inch pipeline to the Ekofisk platform),

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A 45% working interest in License PL 019C within Block 2/1, containing the Kark prospect, and

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Tax pools with an estimated undiscounted value of $56 million.

The deal also includes an agreement for exporting oil from Gyda to the Ekofisk platform.

“Gyda is a good quality asset and well maintained but, more importantly, this acquisition offers us the opportunity to become a significant oil and gas producer in Norway and this is a natural extension of our successful North Sea strategy” said Dr Jim Buckee, President and Chief Executive Officer. “This first ever acquisition of an operated field in the Norwegian sector of the North Sea fits Talisman’s investment style: operatorship of a producing field and ownership in key infrastructure, with associated exploration and development opportunities, which will increase production and lower unit operating costs. The acquisition gains Talisman a prime position to access similar opportunities in a world class hydrocarbon basin with significant remaining potential.

“We have identified a number of production growth opportunities, which we expect will lead to increased reserves. This will be achieved by using the newly acquired 3D seismic imaging to guide horizontal infill drilling and the introduction of gas lift. A number of exploration prospects in adjacent acreage offer potential for further growth. Importantly, Gyda will provide a revenue stream we can use to shelter future investments including exploration activity.”

Talisman will acquire, as at the effective date, approximately 18 million boe of net proven reserves for a cost of $3.70 per boe (excluding tax pools). Assuming owner and government approval of Talisman’s expected work program over the next four years, we expect to be able to add approximately 24 million boe at an average pre-tax cost of $10.00 per boe. Therefore, we expect aggregate pre-tax finding development and acquisition costs associated with this transaction will average $7.35 per boe over this period.

Net production from Gyda is currently 8,000 boe/d, of which 90% is 42 degree API crude oil. The expected investment program could increase this to over 20,000 boe/d by 2006. The increase in production coupled with lower transportation and operating costs will reduce the operating costs per boe.

Talisman plans to open an office in Stavanger and manage its Norwegian assets as part of its overall North Sea operations. BP employees (both offshore and onshore) will be transferred into the Talisman organisation on completion of the deal. This will ensure the safe and efficient transfer of the assets, the retention of essential skills and experience, and a framework and core competency for future growth.

Rationale for entry into Norway

Norway is currently the third largest crude exporter and sixth largest oil producer in the world, with production totaling 3.3 mmbbls/d of oil and 1.1 mmboe/d of gas in 2002. The Norwegian Petroleum Directorate estimates a potential 43 billion boe of remaining recoverable and yet to find reserves in Norway.

The Norwegian oil and gas province is considered less mature and hence more prospective than the adjacent UKCS, with lower comparative well density and, on average, higher exploration success rates. Existing reserves and production is skewed towards giant (greater than 300 mmboe) and large fields (in the range of 100 – 300 mmboe), with only a small number of fields with less than 100 mmboe developed to date.

There are relatively few independent exploration and production companies or new company entrants active in Norway. Increasingly, activity in the province is focused towards large gas developments and, as a result, there is a limited attention paid by current participants on exploring and developing smaller oil fields and on maximizing recovery from current producing fields.

Norwegian Fiscal Regime

The Norwegian offshore tax regime consists of a 28% corporate tax and a 50% Special Petroleum Tax (SPT). However, there are a number of features that in practice reduce the average tax take considerably by rewarding future investment.

Costs incurred in offshore activities are not ring fenced and therefore future expenditures relating to exploration and development activities can be offset against taxable income from the Company’s producing fields. Offshore capital expenditure is depreciated over six years and in the case of SPT, the investment receives an uplift of 30% over the six years. In simple terms, this means that income generating companies can explore with twenty-two cent dollars. In addition, interest charges are fully tax deductible for both corporate and SPT so long as debt does not exceed Norway’s restrictions on debt capitalization (80%).

There is general acceptance that fiscal and regulatory reform, in Norway’s oil and gas industry, is required to promote incremental activity. Joint industry and government groups are currently reviewing specific measures targeted at exploration, small field developments, and mature field investment. An indication of fiscal change was provided on May 16, 2003 with a new government proposal to ensure the availability of tax relief on abandonment costs at the end of field life.

The Gyda Asset

The Gyda acquisition is not, in itself, material to Talisman, however, the acquisition provides an opportunity for Talisman to enter a prolific oil and gas basin.

Discovered in 1980, the Gyda field development commenced in 1987 using a single, six leg, integrated steel platform, combining process, drilling and accommodation. First production was brought on stream in June 1990.

Gyda Sor, discovered in 1991, is located to the south of the main field. Development approval was received in June 1993 and the field came on stream in August 1995 using extended reach drilling from the Gyda platform.

Crude oil is exported via the 100% BP owned Ula-Ekofisk pipeline, across the Ekofisk platform and onwards via Norpipe to Teeside, UK. The Gyda owners own the gas export pipeline from Gyda to Ekofisk. Gas is sold to Ekofisk owners under a life of field contract.

Gyda is ideally suited to Talisman’s North Sea strategy and there is potential for significant new investment. Talisman anticipates cumulative net capital expenditures over C$200 million could be invested over the next three to four years from currently identified opportunities, including drilling eight or more infill wells, water injection optimization and the introduction of gas lift.

The Kark Prospect provides potential exploration upside which Talisman intends to test as soon as practicable. Located southeast of Gyda Sor in Block 2/1, the prospect contains an estimated 50 mmbbls of oil in place.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations & Corporate Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including estimates of future production and cash flows, business plans for drilling, exploration and production, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as “expects”, “expected”, “anticipates”, “plans”, “estimates”, “estimated”, “hopes”, “opportunities”, “forecast”, “should”, “potential”, or stating that certain actions, events or results “may”, or “will” be taken, occur or be achieved).  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations;  fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s Annual Report under the headings “Management’s Discussion and Analysis – Liquidity and Capital Resources”, “Risks and Uncertainties” and “Outlook “ as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Note to U.S. Residents:  Talisman is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, and, consequently files reports with and furnishes other information to the SEC.  These reports and other information have been prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States.  The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC’s standards for inclusion in documents filed with the SEC.

To view map which accompanies this press release, go to http://files.newswire.ca/266/TalismanGyda.pdf

13/03